UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                               Immunomedics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   452907 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Joseph E. Mullaney III, Esquire
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                  (617)542-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 pages

                                  SCHEDULE 13D
=============================
                                       13D
CUSIP NO.  452907  10  8
=============================

================================================================================
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Dr. David M. Goldenberg

---- ---------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
       (See Instructions)                                              (b)[ ]
---- ---------------------------------------------------------------------------
 3     SEC USE ONLY
---- ---------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)
       PF/OO
---- ---------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]
---- ---------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
================================================================================

   NUMBER OF                       7   SOLE VOTING POWER
   SHARES                              4,005,257
                                  ---- -----------------------------------------
   BENEFICIALLY                    8   SHARED VOTING POWER
   OWNED BY                            3,856,926
                                  ---- -----------------------------------------
   EACH                            9   SOLE DISPOSITIVE POWER
   REPORTING                           3,702,428
                                  ---- -----------------------------------------
   PERSON                         10   SHARED DISPOSITIVE POWER
   WITH                                3,856,926
================================================================================

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,862,183
---- ---------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

---- ---------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.5%
---- ---------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON (See Instructions)
       IN
================================================================================

                               Page 2 of 11 pages

                                  SCHEDULE 13D
=============================
                                       13D
CUSIP NO.  452907  10  8
=============================

================================================================================
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Cynthia L. Sullivan

---- ---------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
       (See Instructions)                                              (b)[ ]
---- ---------------------------------------------------------------------------
 3     SEC USE ONLY
---- ---------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)
       PF/OO
---- ---------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]
---- ---------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
================================================================================

   NUMBER OF                       7   SOLE VOTING POWER
   SHARES                              245,631
                                  ---- -----------------------------------------
   BENEFICIALLY                    8   SHARED VOTING POWER
   OWNED BY                            7,435,585
                                  ---- -----------------------------------------
   EACH                            9   SOLE DISPOSITIVE POWER
   REPORTING                           245,631
                                  ---- -----------------------------------------
   PERSON                         10   SHARED DISPOSITIVE POWER
   WITH                                7,435,585
================================================================================

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,681,216
---- ---------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

---- ---------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.4%
---- ---------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON (See Instructions)
       IN
================================================================================

                               Page 3 of 11 pages

This Amendment No. 7 amends and restates in its entirety the Schedule 13D Amendment No. 6 filed on behalf of Dr. David M. Goldenberg on August 24, 2001.

Item 1. Security and Issuer

Common Stock, $0.01 par value ("Common Stock")

Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950

Item 2. Identity and Background

(a)

     (i)  Dr. David M. Goldenberg

     (ii) Cynthia L. Sullivan

(b)

     (i) c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950

     (ii) c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950

(c)

     (i) Chairman of the Board of Directors and Chief Scientific Officer of Immunomedics, Inc., a biopharmaceutical company focused on the development, manufacture and marketing of monoclonal antibody-based products of the detection and treatment of cancer and other serious diseases. Immunomedics, Inc. is located at 300 American Road, Morris Plains, New Jersey 07950. Dr. David M. Goldenberg is the husband of Cynthia L. Sullivan.

     (ii) President and Chief Executive Officer of Immunomedics, Inc., a biopharmaceutical company focused on the development, manufacture and marketing of monoclonal antibody-based products of the detection and treatment of cancer and other serious diseases. Immunomedics, Inc. is located at 300 American Road, Morris Plains, New Jersey 07950. Cynthia
          L. Sullivan is the wife of Dr. David M. Goldenberg.

                              Page 4 of 11 pages

(d)

     (i)  During the last five years, Dr. Goldenberg has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (ii) During the last five years,  Ms.  Sullivan has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

(e)

     (i) During the last five years, Dr. Goldenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (ii) During the last five years, Ms. Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

     (i)  United States

     (ii) United States

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock were originally acquired more than five years prior to the date of this amended Schedule 13D (except to the extent that such shares of Common Stock were subsequently transferred among members of the family of David M. Goldenberg and trusts or entities controlled by such persons) and the source and amount of funds previously expended is thus not material. Substantially all of the shares were acquired upon the initial capitalization of Immunomedics, Inc. From time to time since the acquisition of such shares, certain of such shares have been transferred among members of the family of David M. Goldenberg and trusts or entities controlled by such persons. This
Schedule 13D amendment does not reflect any acquisitions of Common Stock of Immunomedics, Inc. made by Dr. Goldenberg. Rather, this amendment is filed to reflect a change in the direct ownership of shares of Common Stock beneficially owned by Dr. Goldenberg resulting from (i) the transfer by Dr. Goldenberg of 1,500,000 shares of Common Stock to a grantor retained annuity trust for his benefit, (ii) transfers by Dr. Goldenberg among members of his family and trusts

                              Page 5 of 11 pages
or entities controlled by such persons, (iii) the disposition by Dr. Goldenberg of 34,725 shares of Common Stock in exchange for an 18.3% interest in IBC Pharmaceuticals, Inc., a 73% owned subsidiary of Immunomedics, Inc., (iv) Dr. Goldenberg no longer serving as an officer or director of Escalon Corporation, and (v) Dr. Goldenberg no longer serving as an officer, director or trustee of Escalon Foundation. This amendment also adds Cynthia L. Sullivan, Dr. Goldenberg's wife, as a reporting person on this Schedule 13D.

Item 4. Purpose of Transaction

     Neither Dr. Goldenberg nor Ms. Sullivan has any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Dr. Goldenberg and Ms. Sullivan may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him or her, as applicable, either in the open market or in privately negotiated transactions. Dr. Goldenberg and Ms. Sullivan may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

     (i) As of October 9, 2002, Dr. Goldenberg beneficially owned 7,862,183 shares of Common Stock, or 15.5% of the total outstanding shares of Common Stock.

     (ii) As of October 9,  2002,  Ms.  Sullivan  beneficially  owned  7,681,216 shares of Common Stock, or 15.4% of the total outstanding shares of Common Stock.

(b)

     (i) With respect to Dr. Goldenberg's beneficial ownership of Common Stock, he has sole voting and dispositive power over 3,702,428 shares of Common Stock, of which (i) 2,902,428 shares are held by Dr. Goldenberg directly, and (ii) 800,000 shares may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of Common Stock exerciseable within 60 days of the date of this amended Schedule 13D. Dr. Goldenberg also has sole voting power over an additional 302,829 shares pursuant to an agreement with Hildegard Gruenbaum Katz (his former wife). Dr. Goldenberg has shared voting and dispositive power over 3,856,926 shares of Common Stock, of which (i) 21,931 shares are held by Ms. Sullivan, Dr. Goldenberg's wife, (ii) 3,576,570 shares are held by Dr. Goldenberg as beneficial owner of the three grantor retained annuity trusts dated January 8, 2001, April 3, 2001 and July 25, 2002, respectively, the trustees of which are Ms. Sullivan, Eva J. Goldenberg and Deborah S. Orlove, (iii) 34,725 shares are held by

                              Page 6 of 11 pages

          Immunomedics, Inc.'s 73% owned subsidiary, IBC Pharmaceuticals, Inc., a Delaware corporation which focuses on the development of cancer radiotherapeutics, of which Dr. Goldenberg is the sole director and an 18.3% stockholder, (iv) 11,200 shares Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit, and (v) 212,500 shares may be acquired by Ms. Sullivan upon exercise of options to purchase shares of Common Stock exerciseable within 60 days of the date of this amended Schedule 13D.


     (ii) With respect to Ms. Sullivan's beneficial ownership of Common Stock, she has sole voting and dispositive power over 245,631 shares of Common Stock, of which (i) 21,931 shares are held by Ms. Sullivan directly, (ii) 212,500 shares may be acquired by Ms. Sullivan upon exercise of options to purchase shares of Common Stock exerciseable within 60 days of the date of this amended Schedule 13D, and (iii)
          11,200 shares Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit. Ms. Sullivan has shared voting and dispositive power over 7,435,585 shares of Common Stock, of which (i) 2,902,428 shares are held by Dr. Goldenberg, Ms. Sullivan's husband, (ii) 800,000 shares may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of Common Stock exerciseable within 60 days of the date of this amended Schedule 13D, (iii) 3,576,570 shares are held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg dated January 8, 2001, April 3, 2001 and July 25, 2002, respectively, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove, (iv) 34,725 shares are held by Immunomedics, Inc.'s 73% owned subsidiary, IBC Pharmaceuticals, Inc., of which Ms. Sullivan is president, and (v) 121,862 shares are held as trustee of Escalon Foundation, a not-for-profit corporation organized under the laws of the State of New Jersey, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove.

(c)

     (i) Dr. Goldenberg did not effect any transactions in the Common Stock during the past sixty days.

     (ii) Ms. Sullivan did not effect any transactions in the Common Stock during the past sixty days.

(d)

     (i) No other person is known to Dr. Goldenberg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him, except as disclosed in Item 5(b)(i).

                              Page 7 of 11 pages

     (ii) No other person is known to Ms. Sullivan to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him, except as disclosed in Item 5(b)(ii).

(e)

     (i)  Not applicable.

     (ii) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Dr. Goldenberg has an agreement with Hildegard Gruenbaum Katz (his former wife) to vote 302,829 shares of Common Stock owned by her.


Item 7. Material to be Filed as Exhibits


        Exhibit 1* Agreement, dated as of February 10, 1997, between Hildegard Gruenbaum and David M. Goldenberg, regarding the voting power of 302,829 shares of Common Stock was previously filed as Exhibit 2.E to Schedule 13D Amendment No. 4 filed on March 6, 1997 and is incorporated by reference to this amendment.


        Exhibit 2** Joint  Filing  Agreement,  dated  as of  October  29,  2002, between David M. Goldenberg and Cynthia L. Sullivan.


         *  Previously filed
         ** Filed herewith

                              Page 8 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: October 29, 2002                               /s/  David M. Goldenberg
                                                     ------------------------
                                                     David M. Goldenberg



Date: October 29, 2002                               /s/  Cynthia L. Sullivan
                                                     ------------------------
                                                     Cynthia L. Sullivan



                              Page 9 of 11 pages

                                                                      Exhibit 2


                             JOINT FILING AGREEMENT

     Each  of the  undersigned  represents  that  he or she is  eligible  to use
Schedule 13D to report his or her beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of common stock, par value $.01 per share ("Common Stock"), of Immunomedics, Inc., a Delaware corporation ("Immunomedics").

     Each of the undersigned agrees:

1. that he or she is responsible for the timely filing of a Schedule 13D, and any amendments thereto (the "Schedule 13D"), with respect to his or her beneficial ownership reporting obligations with respect to the Common Stock;

2. that he or she is responsible for the completeness and accuracy of the information concerning him or her contained in the Schedule 13D, but is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless he or she knows or has reason to believe that such information is inaccurate; and

3. in accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, to the joint filing with the other person executing this joint filing agreement (this "Agreement"), on behalf of each of them, of the Schedule 13D (including all amendments thereto) and that this Agreement be included as an exhibit to the Schedule 13D.


     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                  [Remainder of page intentionally left blank]

                              Page 10 of 11 pages

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of October 29, 2002.


                                                /s/  David M. Goldenberg
                                                ------------------------
                                                David M. Goldenberg



                                                /s/  Cynthia L. Sullivan
                                                ------------------------
                                                Cynthia L. Sullivan


                              Page 11 of 11 pages